Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1101 (212) 818-8800
facsimile	direct dial number

(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

June 7, 2019

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pivotal Investment Corporation II
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 23, 2019
CIK No. 0001772720

Ladies and Gentlemen:

On behalf of Pivotal Investment Corporation II (the “Company”), we respond as follows to the Staff’s comment letter, dated June 4, 2019, relating to the above-captioned amended Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Sources of target business, page 74

1.

We note your response to comment 3. The disclosure in the prospectus still appears to be inconsistent since page 20 indicates that there may be payment of finder’s fees to insiders, but page 74 indicates there will be no finder’s fees paid to your sponsor or any of your existing officers or directors. Please reconcile or advise.

We have revised the disclosure on page 74 of the Registration Statement to remove the above-referenced inconsistency as requested.

Securities and Exchange Commission

June 7, 2019

Exclusive forum selection, page 115

2.

We note your response to prior comment 6, and your revised disclosure that the Court of Chancery in the State of Delaware will be the exclusive forum for Exchange Act claims. However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please advise. If your revised disclosure indicates that your exclusive forum provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

We have revised the disclosure on pages 54 and 116 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Jonathan J. Ledecky